ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 of shares
Subscribed and Paid-in Capital: R$29,000,000,000.00 – 4,155,396,563 shares

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 24, 2009 AT 3:20 P.M.

VENUE AND TIME:	Praça Alfredo Egydio de Souza Aranha No. 100, Torre Olavo Setubal – 9th floor, in the city and state of São Paulo, at 3:20 p.m.

PRESIDING OFFICIALS:	Roberto Egydio Setubal - President
Carlos Roberto Zanelato - Secretary

QUORUM:	stockholders representing more than two thirds of the voting stock.

LEGAL PRESENCE:	representative of the Fiscal Council, Prof. Iran Siqueira Lima

CONVENING NOTICE:
published in the newspapers “Valor Econômico”, April 9 (page C-1), 13 (page C-7) and April 14, 2009 (page C-3) editions, and the “Diário Oficial do Estado de São Paulo”, April 9 (page 36), 10 (page 29) and April 14, 2009 (page 42) editions.

RESOLUTIONS ADOPTED BY THE FLOOR:
Pursuant to the proposal of the Board of Directors of April 8, 2009 together with the favorable opinion of the Fiscal Council on the capitalization of reserves and the share bonus, the following items were approved:

1. Amendment to the Bylaws: approved, with the abstention of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda. and the opposing vote of the stockholder, Eduardo Lobato Salles and of two investment funds, the amendment to the Bylaws to reflect the new governance structure of the Company, in order to, among other modifications: (i) include the form of holding the General Meeting, as well as the matters within the scope of its powers; (ii) establish the governance of the Board of Directors of the Company, including modifications in the matters within the scope of its powers; (iii) undertake modifications in the structure of the Executive Board; (iv) without restrictions with respect to their effective existence, extinguish the Appointments and Compensation Committee, the Capital and Risks Management Committee, the Accounting Policies Committee, the Disclosure and Trading Committee, the Advisory Board and the International Advisory Board as statutory bodies; and (v) renumber the affected provisions of the Bylaws and alter eventual cross references, where necessary, considering the above amendments.

It should be noted that, within the scope of the process of integration of the structures of the new Itaú Unibanco Conglomerate and considering the importance placed upon the constant process of improvement in corporate governance practices, outside consultants have been engaged for the purpose of evaluating the previously existing practices and, in the light of the best international practices, to establish a structure of governance deemed ideal for the new conglomerate. Thus, the intention of extinguishing the statutory provisions with respect to the aforementioned committees is to create greater flexibility, permitting the immediate implementation of the new structure of committees following the conclusion of the said studies.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF APRIL 24, 2009, AT 3:20 P.M. OF ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.	Page 2

2. Company Denomination: approved, with the opposing vote of the stockholder Eduardo Lobato Salles, the proposal presented by the controlling stockholder IUPAR Itaú Unibanco Participações S.A. for changing the Company’s corporate denomination to ITAÚ UNIBANCO HOLDING S.A., with the consequent amendment to Article 1 of the Bylaws.

3. Capitalization of Reserves: approved, with the opposing vote of the stockholders Eduardo Lobato Salles, Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda., the increase of  the capital stock in the amount of R$16,000,000,000.00 (sixteen billion Reais), increasing this from R$29,000,000,000.00 (twenty-nine billion Reais) to R$45,000,000,000.00 (forty-five billion Reais), through the capitalization of the following values recorded in the Company’s Revenue Reserves: R$6,848,331,596.44 from the Dividends Equalization Reserve (being R$456,653,642.68 – year of 2003, R$1,609,705,212.50 – year of 2004, R$1,252,280,567.49 –  year of 2005, R$1,585,268,321.06 – year of 2006, R$256,096,883.06 – year of 2007, R$1,688,326,969.65 – year of 2008); R$3,765,434,939.69 from the Working Capital Increase Reserve (being R$182,661,457.07 –  year of 2003, R$314,626,443.75 – year of 2004, R$607,755,201.51 – year of 2005, R$909,986,522.63 –  year of 2006, R$1,448,560,252.45 – year of 2007 and R$301,845,062.28 – year of 2008) and R$5,386,233,463.87 from the Reserve for Increase in Capital of Investees (being R$1,497,494,095.56 –  year of 2006, R$2,942,051,824.42 – year of 2007 and R$946,687,543.89 –  year of 2008). The capitalized values with respect to the year of 2008 assume Ordinary General Meeting ratification of the allocation of net income for 2008 registered in the Account Statements.

3.1. Share Bonus at a ratio of 10%: the increase in capital shall be effected through the issuance of 415,539,656 (four hundred and fifteen million, five hundred and thirty-nine thousand, six hundred and fifty-six) new book entry shares, with no par value, being 208,116,952 (two hundred and eight million, one hundred and sixteen thousand, nine hundred and fifty-two) common and 207,422,704 (two hundred and seven million, four hundred and twenty-two thousand, seven hundred and four) preferred, which shall be granted to the holders of shares, in the form of a bonus, in the proportion of 1 (one) new share, of the same type, for every 10 (ten) shares held, the shares held as treasury stock also being entitled to bonification.

3.2. Objective: whereas the incorporation of the shares of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”) executed on November 28, 2008, by virtue of which the shareholders of Unibanco and Unibanco Holdings became shareholders of the Company, and which, at that time, the bonification of shares approved in the Extraordinary General Meetings of Unibanco and Unibanco Holdings  held on July 16, 2008, had still not been concluded, it was assured by the Company that on the occasion of the Ordinary General Meeting of 2009, an Extraordinary General Meeting would be held to examine the proposal for a share bonus, which at the time had not been possible. Hence this bonification proposal assures the original stockholders of Unibanco and Unibanco Holdings the same bonification conditions to which they were entitled, as decided by resolution of the Extraordinary General Meetings of Unibanco and Unibanco Holdings held on July 16, 2008.

In addition, it should be observed that by virtue of the legal limits for the statutory reserves, from the accounting point of view, it is also necessary to proceed with the capitalization of the values allocated to revenue reserves.

3.3. Baseline Date: whereas the above resolutions shall depend for their validity on approval from the Central Bank of Brazil, the baseline date for bonification rights shall be notified to the market by the Company after the aforesaid authorization. Thus, the shares of the Company shall continue to be

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF APRIL 24, 2009, AT 3:20 P.M. OF ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.	Page 3

negotiated with bonus rights until the date to be announced in due course and, only after this date, shall the same shares be negotiated ex-bonus rights.

3.4. Negotiation: once the above proposals are approved, the shares shall continue to be negotiated with bonus rights and the new shares shall be released for negotiation following approval of the respective process by the Central Bank of Brazil and inclusion in the stockholders’ position, this to be the subject of notification to the market.

3.5. Bonus Share Rights: the new shares shall be fully entitled to profit distribution that may be declared following the date of inclusion in the stockholders’ share position.

3.6. Monthly Dividends: the monthly dividends shall be maintained at R$0.012 per share, such that the total values paid out monthly by the Company to the stockholders shall be increased by 10%, following the inclusion of the bonus shares in the share position.

3.7. Share Fractions: the bonification shall be effected always in whole numbers; remaining amounts arising from share fractions shall be sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the recorded net value shall be credited to the stockholders that on the baseline date are registered as having title to the shares. The Company shall notify fuller details on this procedure in due course.

3.8. Cost of the Bonus Shares: the cost attributed to the bonus shares is R$38.504147 per share pursuant to Paragraph 1, Article 25 of the Brazilian Internal Revenue Service’s Normative Instruction 25 of March 6, 2001.

3.9. International Market: simultaneous to the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADR – American Depositary Receipt) and the  Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also be entitled to a 10% bonification, such that investors shall receive 1 (one) new ADR/CEDEAR for every 10 (ten) ADRs/CEDEARs to which they held title on the dateline base; thus, the ADRs/CEDEARs shall continue to be negotiated in the proportion of 1 (one) preferred share for 1 (one) ADR/CEDEAR.

3.10. Amendment to Article 3 of the Bylaws: approved, with the opposing vote of the stockholders Eduardo Lobato Salles, Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda., the amendment to the Bylaws for recording the new composition of the capital stock in the caption sentence and item 3.1 of Article 3 of the Bylaws.

4. Consolidation of the Bylaws: approved, with the abstention of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda. and the opposing vote of two investment funds, the amendment to the Bylaws, already reflecting the above amendments, of which became effective with the wording contained in the Attachment to these minutes.

5. Publication of the Minutes: approved, unanimously, the publication of the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2, Article 130 of Law 6,404/76.

FILED DOCUMENT:
the Proposal of the Board of Directors, the Opinion of the Fiscal Council of April 8, 2009 and the Voting Declarations were filed at the Company’s registered offices and authenticated by the Presiding Officials.

São Paulo, April 24, 2009. (signed) Roberto Egydio Setubal, President; Carlos Roberto Zanelato, Secretary; ...

ALFREDO EGYDIO SETUBAL Investor Relations Officer

Attachment to the minutes of the Extraordinary General Meeting of April 24, 2009, at 3:20 p.m., of Itaú Unibanco Banco Múltiplo S.A.

CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,219 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, two hundred and nineteen)  book entry shares, with no par value, being 2,289,286,475 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred and seventy-five) common and 2,281,649,744 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred and forty-four) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be effected irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet ordinarily within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be presided by the Chief Executive Officer with a stockholder appointed by him as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Executive Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Executive Officers, specifying the amount applicable to each one of these bodies;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, in company, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Executive Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be.

5.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Executive Officers.

Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.2.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.3.
The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the inauguration of the existing members’ successors.

6.4.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.5.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.6.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;
II.	to elect and remove from office the company’s Officers and establish their functions;
III.	to appoint officers to comprise the Boards of Executive Officers of the controlled companies as specified;
IV.
to supervise the administration of the Executive Officers of the company, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

V.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
VI.	to opine on the report of the management and the Board of Executive Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;
VII.	to decide on budgets for results and for investments and respective action plans;
VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;
IX.	to deliberate upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
X.	to make decisions on payment of interest on capital;
XI.	to decide on buy-back operations on a non-permanent basis;

XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes;

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;
XIV.	to elect and remove the members of the Audit Committee;
XV.	to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;
XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1..

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

8.1.
The Board of Executive Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice President, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.

8.2.
In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.

8.3.	Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

8.4.	The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

8.5.	An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.

Article 9 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

9.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.6., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

9.2.
It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

9.3.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.

9.4.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Executive Officers.

Article 10 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 11 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 12 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

12.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

12.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 13 and the following norms:
a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);
b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

12.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 14, “ad referendum” of the General Meeting.

Article 13 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent)

of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

13.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

13.2.	If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 14 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Associate Companies.

14.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 13.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;
b)	equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c)	equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;
d)	originating from the credits corresponding to interim dividend payments (item 13.1).

14.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

14.3.
Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

14.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

14.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 15 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.

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